Co Regn No: 199802418D

SembCorp Industries

06015723

RECEIVED

2006 AUG -3 P 12:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

19 July 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
AUG 08 2006
THOMSON FINANCIAL

Kwong Sook May
Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	19-Jul-2006 17:13:32
Announcement No.	00044

>> Announcement Details
The details of the announcement start here ...

Announcement Title * SembCorp Industries appoints Ms Yong Ying-I as Audit Member

Description

SembCorp Industries is pleased to announce the appointment of Ms Yong Ying-I as a member of the Audit Committee. Ms Yong is to be considered Independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

By Order of the Board

Ms Kwong Sook May
Company Secretary

19 July 2006

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